EXHIBIT 99.1

AVINO SILVER & GOLD MINES LTD.	T 604.682.3701 Suite 900, 570 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 3P1 www.avino.com

NYSE MKT: ASM TSX-V: ASM Berlin & FSE: GV6

September 26, 2016

AVINO COMPLETES NEW RESOURCE ESTIMATE FOR PRODUCING PROPERTY IN MEXICO

Avino Silver & Gold Mines Ltd. (ASM: TSX-V, ASM: NYSE-MKT; "Avino" or "the Company") is pleased to announce the completion of an updated NI 43-101 compliant resource estimate from the Company’s Avino Property located near Durango in west-central Mexico. The new estimate encompasses the property’s San Gonzalo Mine, the main Avino Mine system, and the property’s oxide tailings. The estimates have been included in an updated NI 43-101 compliant technical report prepared by QG Australia Pty Ltd., and this report will be available on SEDAR within 45 days.

“This new resource estimate highlights the important progress we’ve made since the last resource estimate” said Avino President and CEO, David Wolfin. “During the past ten years, our mine site exploration efforts have been successful, consistently identifying new resources.”

Mr. Wolfin noted that the Company’s investment in resource expansion will continue to grow. “Exploration and development spending at Avino’s Mexico operations has averaged $4.6 million annually since 2006,” he said. “Going forward, we will continue our efforts to expand and further define resources at the Avino mine while conducting exploration on strategically located targets through the entire Avino property.”

The following is a summary of current resources at the San Gonzalo and Avino Mines, as well as the updated oxide tailings resource, grouped into the measured, indicated and inferred categories. The effective date of the resource estimates is August 31, 2016.

The resource estimates were prepared by Michael O’Brien P.Geo., Pr.Sci.Nat., who is a “Qualified Person” within the meaning of National Instrument 43-101 and who is an employee of QG Australia Pty Ltd (an ARANZ Geo Company) and independent of Avino, as defined by Section 1.5 of NI 43-101.

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Table 1 – Summary of Resources for the Avino Property, Durango, Mexico

Measured & Indicated Mineral Resources				Grade				Metal Contents

Resource Category	Deposit	Cut-off (AgEQ g/t)	Metric Tonnes	AgEQ g/t	Ag g/t	Au g/t	Cu%	Ag Million Tr Oz	Au Thousand Tr Oz	Cu T
Measured	Avino System	55	950,000	143	74	0.33	0.69	2.3	10.0	6,550
Measured	San Gonzalo System	125	170,000	357	272	1.50	0.00	1.5	8.2	0
Total Measured	All Deposits		1,120,000	176	105	0.51	0.58	3.8	18.2	6,550
Indicated	Avino System	55	500,000	129	68	0.36	0.56	1.1	5.7	2,800
Indicated	San Gonzalo System	125	320,000	310	237	1.30	0.00	2.4	13.3	0
Indicated	Oxide Tailings	50	1,330,000	124	98	0.46	0.00	4.2	19.8	0
Total Indicated	All Deposits		2,150,000	152	111	0.56	0.13	7.7	38.8	2,800
Total Measured & Indicated	All Deposits		3,270,000	160	109	0.54	0.29	11.5	57.0	9,350

Inferred Mineral Resources				Grade				Metal Contents

Resource Category	Deposit	Cut-off (AgEQ g/t)	Metric Tonnes	AgEQ g/t	Ag g/t	Au g/t	Cu%	Ag Million Tr Oz	Au Thousand Tr Oz	Cu T
Inferred	Avino System	55	5,790,000	155	81	0.57	0.58	15.1	105.8	33,550
Inferred	San Gonzalo System	125	540,000	403	314	1.58	0.00	5.5	27.5	0
Inferred	Oxide Tailings	50	1,810,000	113	88	0.44	0.00	5.1	25.6	0
Total Inferred	All Deposits		8,140,000	162	98	0.61	0.41	25.6	158.9	33,550

Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues. The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred resources as an Indicated or Measured mineral resource and it is uncertain if further exploration will result in upgrading them to the Indicated or Measured mineral resource category.

Figures in the table may not add to the totals shown due to rounding.

The mineral resource estimate is classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum's "CIM Definition Standards - For Mineral Resources and Mineral Reserves" incorporated by reference into National Instrument 43-101 "Standards of Disclosure for Mineral Projects".

Mineral Resources are reported at cut-off grades 55, 125 and 50 g/t silver equivalent grade for the Avino, San Gonzalo and oxide tailings respectively as indicated in the table.

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Following are highlights for each deposit:

San Gonzalo Mine

•	A measured and indicated resource of 490,000 tonnes at an average grade of 250 g/t silver and 1.37 g/t gold totaling 5.1 million troy ounces of silver and 21.6 thousand troy ounces of gold using a cut-off grade of 125 g/t silver equivalent.

•	An inferred resource of 540,000 tonnes at an average grade of 314 g/t silver and 1.58 g/t gold totaling 5.4 million troy ounces of silver and 27.3 thousand troy ounces of gold using a cut-off grade of 125 g/t for silver equivalent.

Measured and indicated tonnage at San Gonzalo has increased by about 67%, while the inferred tonnage has decreased by 50% from the previous estimate. The lower inferred figure takes into account resource depletion from the mine’s operations since 2012.

The San Gonzalo Vein System is comparatively high-grade and provides flexibility during times of uncertain metal prices.

The Avino Mine

•	A measured and indicated resource of 1,450,000 tonnes at an average grade of 72 g/t silver, 0.34 g/t gold and 0.64% copper totaling 3.4 million troy ounces of silver, 18,551 troy ounces of gold and 9,350 tonnes copper using a cut-off grade of 55 g/t silver equivalent.

•	An inferred resource of 5,790,000 tonnes at an average grade of 81 g/t silver, 0.57 g/t gold and 0.58% copper totaling 15.1 million troy ounces of silver, 106 thousand troy ounces of gold and 33,600 tonnes of copper using a cut-off grade of 55 g/t silver equivalent

The Avino Vein System contains the most tonnage on the Avino property and includes significant copper grades. Development drifting on the Avino Mine totalled 2855 metres in 2015 and 1108 metres in the first half of 2016.

Mr. Wolfin noted that the previous resource estimate included no measured resources, with the estimate prepared using mainly drill hole information providing indicated and inferred categories only. “With the additional underground sampling and more up-to-date geological information, we’ve been able to better refine the categories to include the measured category,” said Mr. Wolfin.

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Oxide Tailings

•	An indicated silver resource of 1,330,000 tonnes at an average grade of 98 g/t silver and 0.46 g/t gold totaling 4.2 million troy ounces of silver and 19.8 thousand troy ounces of gold using a cut-off grade of 50 g/t silver equivalent.

•	An inferred resource of 1,810,000 tonnes at an average grade of 88 g/t silver and 0.44 g/t gold totaling 5.1 million troy ounces of silver and 25.6 thousand troy ounces of gold using a cut-off grade of 50 g/t for silver equivalent.

“We’re also very excited about advancing the evaluation of the oxide tailings,” Mr. Wolfin added. “The drilling we’ve conducted over the past year has increased resources significantly and helped us better define the deposit.”

This new estimate includes data from 57 holes drilled during the last two years. Due to closer drill hole spacing, there is sufficient information to justify elevating 1,330,000 tonnes of the previous 2,340,000 tonnes of inferred resources to the indicated category. However, there is still an additional inferred resource of 1,810,000 tonnes in the new estimate.

Further studies are planned to advance the Tailings Resource towards a production decision for an agglomerated heap leach Merrill-Crowe precipitation operation.

The oxide tailings resource is accessible on surface and contains significant gold and silver grades.

Method of Calculation

The estimation methods used were substantially the same for all three deposits, providing a consistent baseline for strategic planning.

Mineral resources were estimated by ordinary kriging, optimized using kriging neighborhood analysis and verification by means of nearest neighbor and inverse distance methods, swathplot comparisons of estimates and visual inspections. Block models were created for the San Gonzalo and Avino Vein Systems and the oxide Tailings deposit and estimates were made into blocks of sizes 10m easting x 5m northing x10m elevation (San Gonzalo and Avino) and 40m easting x 40m northing x 2m elevation (oxide Tailings).

Classification of the mineral resource was based on kriging variance as a measure of uncertainty with adjustment to practical geometries using geological knowledge of the deposit.

Silver equivalent cut-off grades were applied to satisfy the condition of reasonable prospects for eventual economic extraction and were calculated using conversion formulas AgEQ = Ag + 55.9 * Au + 72.99 * Cu for Avino Vein, AgEQ = Ag + 69.37 * Au for oxide tailings and AgEQ = Ag + 56.38 * Au for San Gonzalo vein System.

Cut-off grades were calculated using current costs, silver price of US$19.50/oz, gold price of US$1,250/oz and copper price of US$2.10/lb.

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Since 2013, Avino has drilled 57 new holes on the oxide tailings deposit, nearly three thousand channel samples representing 14,470 metres of vein material have been obtained on the Avino and San Gonzalo Veins, and 46 surface drill holes, (totaling 7,960 m) have been drilled on the San Gonzalo and Avino vein systems. This investment has significantly increased the amount of information available for resource estimation.

Fundamental changes since the previous mineral resource estimates are (1) depletion due to mining (over 1 million tonnes milled since the beginning of 2013), significant new sampling information (almost double in the case of the Oxide Tailings) (3) changes to silver equivalent calculation and cut-offs and (4) reclassification of mineral resources in the light of improved understanding of confidence in the deposits at distances from the underground channel samples and drill hole samples. More sampling information does not always lead to direct increases in resource tonnages and metal. In some cases, the new information provides improved understanding (developed by variogram modelling and kriging neighborhood analysis) that may demote some portions of mineral resource from high confidence categories such as measured and indicated to a lower confidence category such as inferred. Currently, for the San Gonzalo and Avino Vein Systems, estimated blocks more than thirty metres from sampling are not considered to be of sufficient confidence to be indicated category resources and have been classified as inferred resources. Consequently, the total indicated resources for the Avino Property are significantly less than those were reported previously. For the Oxide Tailings, estimated blocks more than fifty metres from sampling are not considered to be of sufficient confidence to be indicated category resources.

Qualified Person(s)

Avino's projects are under the supervision of Chris Sampson, P.Eng, BSc, Avino Consultant and Mr. Jasman Yee P.Eng, Avino director, who are both qualified persons within the context of National Instrument 43-101. Both have reviewed and approved the technical data in this news release except for the quotes.

About Avino

Avino is a top-tier, low-cost junior producer. Avino's mission is to create shareholder value through profitable organic growth at the historic Avino property near Durango, Mexico, and the Bralorne property in southwestern British Columbia, Canada. We are committed to managing all business activities in an environmentally responsible and cost-effective manner while contributing to the well-being of the communities in which we operate.

For more information, please visit Avino’s website at www.avino.com

On Behalf of the Board

“David Wolfin”

________________________________

David Wolfin

President & CEO

Avino Silver & Gold Mines Ltd.

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Safe Harbor Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of various studies including the PEA, and exploration results, the potential tonnage, grades and content of deposits, and timing, establishment, and extent of resource estimates. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by SEC standards, unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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